Exhibit 99.1

Innoviz Selected by Leading Asia-based Automotive OEM to Serve as
Direct LiDAR Supplier for Series Production Passenger Vehicles

Selection Represents Innoviz’s Fourth Major Design Win and Second Nomination
for Series Production of Passenger Vehicles as a Direct Supplier

TEL AVIV, Israel, September 8, 2022 -- Innoviz Technologies Ltd. (NASDAQ: INVZ) (the "Company" or "Innoviz"), a leading provider of high-performance LiDAR sensors and perception software, today announced that one of the leading Asia-based automotive OEMs has selected the Company to serve as its direct LiDAR supplier for series production passenger vehicles. Innoviz will supply InnovizTwo LiDAR sensor to position vehicles to upgrade to full L3 Automation.

The partnership is expected to generate revenues during fiscal year 2024.

“With this selection, we are continuing our momentum and further demonstrating Innoviz’s capabilities as a Tier 1 supplier to the world’s leading car makers and expanding to additional geographies,” said Innoviz CEO and Co-Founder Omer Keilaf. “We are proud of the significant progress we have made, particularly in recent months, and well positioned to further strengthen and solidify our position as a leading supplier for autonomous vehicles. We look forward to supporting this new program with a fully featured solution for all levels of autonomous driving, paving the path to full L3 automation.”

The selection represents Innoviz’s fourth major design win and second nomination for series production of passenger vehicles as a direct supplier, and follows Innoviz’s recently announced partnership with Volkswagen, through which Innoviz will work directly with Cariad SE, Volkswagen’s automotive software company, to integrate the Company’s technology into upcoming Volkswagen vehicles.

About Innoviz Technologies

Innoviz is a global leader in LiDAR technology, working towards a future with safe autonomous vehicles on the world's roads. Innoviz's LiDAR and perception software "see" better than a human driver and reduce the possibility of error, meeting the automotive industry's strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz-tech.com

Media Contact
Media@innoviz-tech.com

Investor Contact
Maya Lustig
Innoviz Technologies
+972 54 677 8100
Investors@innoviz-tech.com

Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, future collaborations with third parties, Innoviz’s forward-looking order book and Innoviz's projected future results. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties, including, in the case of this fourth design win, the risk that definitive agreements remain to be finalized between the parties. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 30, 2022 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.